SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ITERIS, INC.
(Name of Issuer)
Common Stock, $0.10 par value per share
(Title of Class of Securities)
46564T107
(CUSIP Number)

William P. Kelly

RELM Wireless Corporation

7100 Technology Drive

West Melbourne, Florida 32904

(321) 984-1414

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46564T107	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,903,516
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,903,516
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,903,516
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46564T107	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,847
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,847
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 39,847
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46564T107	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 85,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 85,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 85,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46564T107	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON RELM Wireless Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,778,149
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,778,149
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,778,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46564T107	13D	Page 6 of 10 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 26, 2016 (the “Schedule 13D”, and as amended by this Amendment No. 1, this “Statement”), with respect to the Common Stock, $0.10 par value per share (the “Common Stock”), of Iteris, Inc., a Delaware corporation (the “Company”). Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

This Statement is filed by (i) Fundamental Global Partners, LP, a Delaware limited partnership (“FGPP”), (ii) Fundamental Global Partners Master Fund, LP, a Cayman Islands exempted limited partnership (“FGPM”), (iii) Fundamental Global Investors, LLC, a North Carolina limited liability company, (iv) FGI Funds Management, LLC, a Florida limited liability company, (v) Mr. Joseph H. Moglia, (vi) Mr. D. Kyle Cerminara, (vii) Mr. Lewis M. Johnson, and (viii) RELM Wireless Corporation, a Nevada corporation, and Tactical Capital Investments LLC, a Delaware limited liability company and a wholly-owned subsidiary of RELM Wireless Corporation (collectively, “RELM”).

The foregoing entities and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of each of FGPP and FGPM is serving as a private investment fund. The principal business of Fundamental Global Investors, LLC is to serve as a registered investment advisor. The principal business of FGI Funds Management, LLC is to provide investment advisory services, including to FGPP and FGPM as the relying advisor to Fundamental Global Investors, LLC. The principal occupation of Mr. Moglia is serving as Chairman of TD Ameritrade, Head Football Coach for Coastal Carolina University, and Chairman of Fundamental Global Investors, LLC. The principal occupation of Mr. Cerminara is serving as an investment manager and advisor, and Mr. Cerminara is also the Chief Executive Officer and Executive Chairman of the Board of Directors of Ballantyne Strong, Inc., a Delaware corporation (“BTN”) that is a significant stockholder of RELM. The principal occupation of Mr. Johnson is serving as an investment manager and advisor. Both Messrs. Cerminara and Johnson also serve on the Board of Directors of RELM. Each of Messrs. Moglia, Cerminara and Johnson is a U.S. citizen.

Fundamental Global Investors, LLC, a North Carolina limited liability company, together with its affiliates, is the largest stockholder of RELM and holds approximately 26.5% of RELM’s outstanding shares of common stock.

RELM is a Nevada corporation, with its principal executive offices located at 7100 Technology Drive, West Melbourne, Florida 32904. RELM provides high-specification two-way radio communications equipment for use by public safety professionals and government agencies, as well as radios for use in a wide range of commercial and industrial applications.

Tactical Capital Investments LLC is a Delaware limited liability company and is a wholly-owned subsidiary of RELM. The principal business address of Tactical Capital Investments LLC is 7100 Technology Drive, West Melbourne, Florida 32904. The principal business of Tactical Capital Investments LLC is making investments in securities of public companies. The sole managers of Tactical Capital Investments LLC are David P. Storey and William P. Kelly, both of whom are executive officers of RELM.

CUSIP No. 46564T107	13D	Page 7 of 10 Pages

The business address of each of FGPP, Fundamental Global Investors, LLC and Mr. Moglia is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business address of FGPM is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of FGI Funds Management, LLC is 9045 Strada Stell Court, Suite 106, Naples, Florida 34109. The business addresses for Mr. Cerminara are c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209; c/o Ballantyne Strong, Inc., 13710 FNB Parkway, Suite 400, Omaha, Nebraska 68154; and 131 Plantation Ridge Dr., Suite 100, Mooresville, North Carolina 28117. The business addresses for Mr. Johnson are c/o CWA Asset Management Group, LLC, 9045 Strada Stell Court, Suite 106, Naples, Florida 34109 and c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209.

Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC and the Chief Executive Officer and Executive Chairman of the Board of Directors of BTN. Mr. Cerminara is also a member of the Board of Directors of RELM. Mr. Lewis M. Johnson is the President, Partner and Manager of Fundamental Global Investors, LLC. Mr. Johnson is also a member of the Board of Directors of RELM. Mr. Joseph H. Moglia is Chairman and Partner of Fundamental Global Investors, LLC. Messrs. Cerminara and Johnson are the Managers of FGI Funds Management, LLC.

BTN is a Delaware corporation, with its principal executive offices located at 13710 FNB Parkway, Suite 400, Omaha, Nebraska 68154. BTN and its subsidiaries engage in diverse business activities including the design, integration and installation of technology solutions for a broad range of applications; development and delivery of out-of-home messaging, advertising and communications; manufacturing of projection screens; and providing managed services including monitoring of networked equipment. BTN focuses on serving the cinema, retail, financial, and government markets.

Information regarding the identity and background of each executive officer and director of RELM is set forth on Schedule B to this Statement. Each of the individuals identified on Schedule B to this Statement is a U.S. citizen.

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule B to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule B to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPP, $108,888, FGPM, $233,308, and RELM, $3,242,460. The source of these funds was working capital of FGPP, FGPM, and RELM, as applicable.

CUSIP No. 46564T107	13D	Page 8 of 10 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

RELM has been discussing with the Company potential board representation for RELM on the Company’s board. On July 3, 2016, RELM submitted a nomination notice to the Company for a slate of seven directors to be nominated at the Company’s 2016 annual meeting. If RELM is successful in electing directors to the Company’s board, RELM does not intend to change management of the Company and would desire for the Company’s current CEO to continue serving on the board.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,903,516 shares of Common Stock, which represents approximately 5.9% of the Company’s outstanding shares of Common Stock.

Each of FGPP, FGPM and RELM directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Share purchases by RELM were made through Tactical Capital Investments LLC, a Delaware limited liability company and a wholly-owned subsidiary of RELM Wireless Corporation. None of the other Reporting Persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule B to this Statement directly holds any of the shares of Common Stock disclosed in this Statement, except as described below.

100 shares of Common Stock are held by RELM of record; the remaining shares of Common Stock held by RELM are in an account that is managed by CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”). CWA Asset Management Group, LLC provides wealth management, estate planning and family office services to individual investors. Fundamental Global Investors, LLC owns 50% of CWA Asset Management Group, LLC.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 32,057,503 shares of Common Stock reported by the Company as outstanding as of June 8, 2016 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended March 31, 2016.

CUSIP No. 46564T107	13D	Page 9 of 10 Pages

Fundamental Global Investors, LLC may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP and FGPM. As principals of Fundamental Global Investors, LLC, Messrs. Cerminara, Johnson and Moglia may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP and FGPM. FGI Funds Management, LLC, as the investment manager to FGPP and FGPM, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP and FGPM. As principals of FGI Funds Management, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP and FGPM. Fundamental Global Investors, LLC and its affiliates, as the largest stockholder of RELM, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by RELM. As principals of Fundamental Global Investors, LLC and directors of RELM, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by RELM. Messrs. Cerminara, Johnson and Moglia expressly disclaim such beneficial ownership. Fundamental Global Investors, LLC expressly disclaims beneficial ownership of the shares of Common Stock held by RELM.

(b) Each of FGPP and FGPM beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Fundamental Global Investors, LLC has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP and FGPM. FGI Funds Management, LLC, as the investment manager of FGPP and FGPM, has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP and FGPM. Messrs. Cerminara and Johnson, as principals of FGI Funds Management, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP and FGPM. Messrs. Cerminara, Johnson and Moglia, as principals of Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP and FGPM. RELM beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. As principal of Fundamental Global Investors, LLC and directors of RELM, Messrs. Cerminara and Johnson, and Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by RELM.

(c) The transactions effected by the Reporting Persons (FGPP and FGPM) in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, which is filed as Exhibit 99.1 to this Statement.

Item 7.	Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

CUSIP No. 46564T107	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: July 5, 2016

FUNDAMENTAL GLOBAL PARTNERS, LP,

by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,

by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Chief Executive Officer, Partner and Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

/s/ D. Kyle Cerminara

D. Kyle Cerminara

/s/ Lewis M. Johnson

Lewis M. Johnson

/s/ Joseph H. Moglia

Joseph H. Moglia

RELM WIRELESS CORPORATION

/s/ William P. Kelly

William P. Kelly

EVP and Chief Financial Officer

Schedule A

FGPP Allocation of the Common Stock Acquired in the past 60 days

Purchase Date	Weighted Average Price	Quantity

6/17/2016	$2.5473	9,339
6/21/2016	$2.7290	2,018
6/22/2016	$2.7487	1,913
6/23/2016	$2.7465	3,300
6/24/2016	$2.7435	11,638
6/27/2016	$2.742269	7,720
6/28/2016	$2.7498	3,919

FGPM Allocation of the Common Stock Acquired in the past 60 days

Purchase Date	Weighted Average Price	Quantity

6/17/2016	$2.5473	21,793
6/21/2016	$2.7290	4,710
6/22/2016	$2.7487	4,465
6/23/2016	$2.7465	7,700
6/24/2016	$2.7435	27,156
6/27/2016	$2.742269	18,015
6/28/2016	$2.7498	1,681

Schedule B

Identity and Background of Executive Officers of RELM Wireless Corporation

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

David P. Storey	c/o RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904	President, Chief Executive Officer and Director RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904
William P. Kelly	c/o RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904	Executive Vice President and Chief Financial Officer RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904
James E. Gilley	c/o RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904	Chief Technology Officer and Vice President RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904

Identity and Background of Directors of RELM Wireless Corporation

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

David P. Storey	See the prior page.	See the prior page.

Timothy W. O’Neil, Chairman of the Board of RELM	c/o Ripple Network Technologies, Inc. 1700 NW 64th St. Fort Lauderdale, FL 33309

Chief Executive Officer of

Ripple Network Technologies, Inc.

1700 NW 64th St.

Fort Lauderdale, FL 33309

Ripple Network Technologies, Inc. is a consumer goods technology company launching a wearable consumer electronic safety device supported by human interface.

D. Kyle Cerminara

c/o Fundamental Global Investors, LLC

4201 Congress Street,

Suite 140
Charlotte, NC 28209

c/o Ballantyne Strong, Inc.

13710 FNB Parkway

Suite 400
Omaha, NE 68154

131 Plantation Ridge Dr.,

Suite 100

Mooresville, NC 28117

Chief Executive Officer

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140
Charlotte, NC 28209

Chief Executive Officer and

Executive Chairman of the Board

Ballantyne Strong, Inc.

13710 FNB Parkway, Suite 400
Omaha, NE 68154

Lewis M. Johnson	c/o CWA Asset Management Group, LLC 9045 Strada Stell Court Suite 106 Naples, FL 34109 c/o Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

Co-Chief Investment Officer

CWA Asset Management Group, LLC

9045 Strada Stell Court

Suite 106

Naples, FL 34109

Co-Founder and Partner

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140
Charlotte, NC 28209

Donald F. U. Goebert	c/o RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904	Director RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904